Page 1 of 5 Pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)

                               Sterling Sugars, Inc.
          _________________________________________________________________
                                  (Name of Issuer)

                                    Common Stock
          _________________________________________________________________
                           (Title of Class of Securities)

                                     859604100
          _________________________________________________________________

                               William S. Patout, III
                              M. A. Patout & Son, Ltd.
               3512 J. Patout Burns Road, Jeanrette, Louisiana  70541

                                   with a copy to:

                               Edwin S. Patout, Esq.
                                223 East Main Street
                            New Iberia, Louisiana 70560
          _________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    March 7, 1995
          _________________________________________________________________
              (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ].(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six Copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                          Page 2 of 5 Pages

          CUSIP No. 859604100
          _________________________________________________________________

               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    M.A. Patout & Son, Ltd.  72-0283001
          _________________________________________________________________

               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a) ............................................  _____
                    (b) ............................................  _____
          _________________________________________________________________

               3)   SEC Use Only
          _________________________________________________________________

               4)   Source of Funds*

                    WC
          _________________________________________________________________

               5)   Check  Box  if   Disclosure  of  Legal  Proceedings  is
                    Required pursuant to Items 2(d) or 2(e)
          _________________________________________________________________

               6)   Citizenship or Place of Organization - Louisiana
          _________________________________________________________________

             Number of        7)  Sole Voting Power ............... 707,141
            Shares Bene-      _____________________________________________
              ficially
              Owned by        8)  Shared Voting Power .............  50,000
           Each Reporting     _____________________________________________
               Person
                With          9)  Sole Dispositive Power .......... 707,141
                              _____________________________________________

                              10)  Shared Dispositive Power .......  50,000
          _________________________________________________________________

               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person .............................. 757,141
          _________________________________________________________________

               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares (See Instructions) ....
          _________________________________________________________________

               13)  Percent of Class Represented by Amount
                    in Row 11 .....................................   30.3%
          _________________________________________________________________

               14)  Type of Reporting Person (See Instructions) ...      CO

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                                                          Page 3 of 5 Pages
          Item 1.   Security and Issuer.

               This statement relates to Common Stock, $1.00 par value per share (the "Common Stock"), of Sterling Sugars, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is P.O. Box 572, Franklin, Louisiana 70538.

          Item 2.   Identity and Background.

               This statement is filed by M. A. Patout & Son, Ltd., a Louisiana corporation (the "Reporting Person"). The principal business of the Reporting Person is the operation of a factory which processes sugar cane into raw sugar. The address of the principal business and principal office of the Reporting Person is 3512 J. Patout Burns Road, Jeanrette, Louisiana 70541.

               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

               The Reporting Person used $273,487.50 in making the purchase of a total of 54,374 shares of Common Stock acquired by the Reporting Person since the date of the last amendment to this
          Schedule 13D of the Reporting Person dated November 15, 1994. Funds were provided from the working capital of the Reporting Person.

          Item 4.   Purpose of Transaction.

               The Reporting Person acquired the shares of Common Stock for purposes of investment and to provide a basis of ownership that could facilitate future transactions, if determined to be in its interest.

               The Reporting Person has given consideration on a preliminary basis to various courses of action with respect to the Issuer including (i) acquiring additional shares of Common Stock in privately negotiated transactions or in the open market,
          (ii) proposing a merger or similar affiliation or business combination with the Issuer, (iii) seeking representation on the Issuer's Board of Directors, or (iv) a combination of one or more of the foregoing.

               The Reporting Person intends to acquire additional shares but the exact number has not been decided, and has not reached any conclusion as to any of the other foregoing alternatives. Pending such conclusion, the Reporting Person does not presently intend to sell any shares of Common Stock it owns, although, depending on market conditions or results of operations of the Issuer, such intention may change and the Reporting Person may attempt to dispose of some or all of such shares of Common Stock

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                                                          Page 4 of 5 Pages

          in   open   market   transactions  or  in  privately   negotiated
          transactions to third parties.

               Until the Reporting Person makes a decision concerning the alternatives described above, and depending on market conditions and other factors, the Reporting Person may continue to purchase shares of Common Stock in the open market, or in private transactions if appropriate opportunities to do so are available, on such terms and at such times as the Reporting Person considers desirable. Through such purchases, the Reporting Person may obtain a significant equity investment in the Issuer.

               The Reporting Person intends to continuously review its investment in the Issuer and may in the future decide to pursue one of the alternatives discussed in this Item 4. In reaching any conclusion as to the foregoing, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, developments with respect to the Reporting Person's business, general economic conditions, and money and stock market conditions. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions required to be described in Item 4 of
          Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

               (a) As of March 7, 1995, the Reporting Person beneficially owned a total of 757,141 shares of Common Stock, constituting 30.3% of the Common Stock, of which shares the Reporting Person has a right to acquire 50,000 shares (2% of the shares of Common Stock outstanding). For purposes of computing the percentage of outstanding securities, the 50,000 shares of Common Stock subject to the foregoing right are deemed to be outstanding.

               (b) The Reporting Person has sole voting and dispositive power with respect to 707,141 shares of Common Stock and shared voting and dispositive power with respect to 50,000 shares of Common Stock.

               (c) The Reporting Person has not effected any transaction in any shares of Common Stock within the past 60 days other than
          (i) the purchase of 3,000 shares of Common Stock for $14,625.00 ($4.875 per share) on January 11, 1995; (ii) the purchase of 2,500 shares of Common Stock for $12,187.50 ($4.875 per share) on January 12, 1995; (iii) the purchase of 1,000 shares of Common Stock for $5,125.00 ($5.125 per share) on February 15, 1995; (iv) the purchase of 5,000 shares of Common Stock for $26,562.50 ($5.3125 per share) on March 7, 1995 and (v) the purchase of 27,144 shares of Common Stock for $144,202.50 ($5.3125 per share) on March 7, 1995. All shares were acquired in open market or private transactions.

               (d)  Not applicable.

               (e)  Not applicable.

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                                                          Page 5 of 5 Pages

          Item 6.   Contracts,      Arrangements,     Understandings     or
                    Relationships with Respect to Securities of the Issuer.

               Not applicable

          Item 7.   Material to be Filed as Exhibits.

               Not applicable



                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: March 13, 1995          M. A. PATOUT & SON, LTD.


                                        By:  /s/ William S. Patout, III
                                            ____________________________
                                                 William S. Patout, III
                                                     President and
                                                Chief Executive Officer